Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations Contact:        Company Contact:
John G. Nesbett/Vince Daniels      James P. Ashman
Lippert/Heilshorn & Associates     CFO, CAI Wireless Systems, Inc.
212-838-3777                       518-462-2632

                CAI WIRELESS SYSTEMS, INC. AND MCI WORLDCOM
                    EXECUTE DEFINITIVE MERGER AGREEMENT
                    --PRICE INCREASED TO $28 PER SHARE-

Albany, NY.  April 27, 1999.  CAI Wireless Systems, Inc. (OTC BB:
CWSS)("CAI") announced today that it has executed a definitive Agreement and Plan of Merger with MCI WorldCom, Inc. providing for CAI shareholders to receive $28 per share in cash. The transaction is subject to customary conditions, including receipt of required regulatory approvals. A letter of intent with respect to the transaction was previously announced on April 16, 1999 at $24 per share. In connection with the transaction, CAI has granted MCI WorldCom an option to acquire 6,090,481 shares under certain circumstances. CAI received an unsolicited offer to be acquired at $28 per share during its exclusive dealing period with MCI WorldCom. As a condition to the agreement with MCI WorldCom, CAI has committed not to entertain other offers.

CAI has been seeking a strategic partner since its emergence from bankruptcy in October 1998. Based in Albany, NY, CAI currently operates six analog-based MMDS subscription video systems in New York City, Rochester and Albany, NY; Philadelphia, PA; Washington, DC, and Norfolk/Virginia Beach, VA. CAI also owns a portfolio of MMDS channel rights in eight additional markets, including Long Island, Buffalo and Syracuse, NY, Providence, RI, Hartford, CT, Boston, MA, Baltimore, MD and Pittsburgh, PA. In addition, CAI owns approximately 94% of CS Wireless Systems, Inc., an MMDS operator based in Plano, TX.

Statements contained in this press release relating to the Company's future operations may constitute forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended. Actual results of the Company may differ materially from those in the forward-looking statements and may be affected by a number of factors including the Company's ability to satisfy the various conditions contained in the Agreement and Plan of Merger, the receipt of regulatory approvals necessary to consummate the announced transaction, the receipt of regulatory approvals necessary to deploy alternative uses of its MMDS spectrum and other factors contained herein and in the Company's securities filings. There can be no assurance that the transactions contemplated by the Agreement and Plan of Merger will be consummated on a timely basis, if at all.

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